UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Wabash National Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
929566107
(CUSIP Number)

Michael J. Lyons
Trailer Investments, LLC
c/o Lincolnshire Management, Inc.
780 Third Avenue
New York, NY 10017
(212) 319-3633

with a copy to:

Srinivas Kaushik
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	929566107	Page	2	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trailer Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	929566107	Page	3	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	929566107	Page	4	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	929566107	Page	5	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	929566107	Page	6	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Maloney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	929566107	Page	7	of	13
          The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on August 3, 2009 and amended and supplemented by Amendment No. 1 on June 1, 2010 (the “Schedule 13D”) by the Reporting Persons named therein is hereby amended and supplemented by this Amendment No. 2 to the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

CUSIP No.	929566107	Page	8	of	13

Item 2.	Identity and Background.
           Item 2 is hereby amended or supplemented by replacing the second paragraph with the following:
           Each of Trailer, LEF III, LEP III, Equity III and Mr. Maloney are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into Joint Filing Agreements, copies of which are filed as exhibits to this Schedule 13D (which are incorporated by reference herein), pursuant to which the Reporting Persons have agreed to file this statement, as may be amended from time to time, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 3.	Source and Amount of Funds or Other Consideration.
           Item 3 is hereby amended or supplemented by the addition of the following:
           The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.
           Item 4 is hereby amended and restated in its entirety as follows:
          On July 17, 2009, Trailer and the Issuer entered into a Securities Purchase Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein (the “Purchase Agreement”), pursuant to which Trailer agreed to acquire the Warrant and the Preferred Shares. The Purchase Agreement contains representations, warranties and covenants customary for agreements of this type. In addition, Trailer and the Issuer entered into an Investor Rights Agreement, dated as of August 3, 2009, by and between the Issuer and Trailer (the “Investor Rights Agreement”), a copy of which is filed as Exhibit 99.4 to this Schedule 13D. In accordance with the terms of the Purchase Agreement and the Investor Rights Agreement, effective upon consummation of the transactions contemplated by the Purchase Agreement (the “Closing”), the Issuer expanded the size of its board of directors by five members, each of which were nominated by Trailer and subsequently appointed as directors of the Issuer effective as of the Closing, bringing the number of directors on the board of directors of the Issuer to 12.

CUSIP No.	929566107	Page	9	of	13
Under the Warrant, Trailer is entitled to purchase the Warrant Shares from the Issuer for an exercise price of $0.01. The number of Warrant Shares issuable upon exercise of the Warrant is subject to adjustment pursuant to the provisions of the Warrant.
          Under the Investor Rights Agreement, Trailer has certain registration rights with respect to the Warrant Shares, and, pursuant to the Investor Rights Agreement, the Issuer has filed a shelf registration statement on Form S-3 (No. 333-166406 ), which has become effective and under which the Offering described below was registered.
           On May 28, 2010, the Issuer completed an underwritten registered offering of Common Stock (the “Offering”). Concurrent therewith, Trailer executed a partial cashless exercise of the Warrant for 16,137,500 shares of Common Stock by surrendering the right to purchase a total of 22,812 shares of Common Stock, pursuant to the cashless exercise provisions of the Warrant. Following the Offering, the Warrant Shares remaining under the Warrant were 8,602,324, plus 3,541 additional Warrant Shares received by Trailer prior to the Offering as a result of the anti-dilution adjustment provisions of the Warrant, and 750,000 Warrant Shares received, pursuant to an agreement with the Issuer, in lieu of the market price anti-dilution adjustment provisions of the Warrant that would otherwise apply as a result of the Offering. In addition, in connection with the Offering, Trailer agreed to an amendment of the Warrant to eliminate the adjustment provisions relating to the Issuer’s net operating loss carryforwards. The market price anti-dilution adjustment and other adjustment provisions of the Warrant, other than the adjustments based on net operating loss carryforwards, otherwise continued to apply following the Offering.
          In connection with the Offering, and pursuant to the Underwriting Agreement, dated as of May 24, 2010, by and among Trailer, the Issuer and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), as manager of the several underwriters named therein (the “May 2010 Underwriting Agreement”), Trailer sold to the underwriters the 16,137,500 shares of Common Stock received upon its partial cashless exercise of the Warrant at a price per share of $6.2075. In addition, the Issuer redeemed all of the Preferred Shares for approximately $47.8 million, which includes the liquidation value of $35 million, plus accrued and unpaid dividends totalling approximately $4.8 million, plus a premium of approximately $8 million. As a result of the redemption of the Preferred Shares, the approval rights of Trailer and its affiliates with respect to certain actions and transactions of the Issuer, were terminated.
          On September 17, 2010, Trailer sold the Warrant to Morgan Stanley (the “Warrant Sale”) pursuant to the terms of the Underwriting Agreement, dated as of September 13, 2010, by and among Trailer, the Issuer and Morgan Stanley (the “September 2010 Underwriting Agreement”). Under the terms of the September 2010 Underwriting Agreement, Morgan Stanley agreed to sell to the public all of the Common Stock underlying the Warrant. As a result of the sale of the Warrant, many of Trailer’s remaining rights under the Investor Rights Agreement, including its board representation rights and registration rights, have terminated. In addition, on September 21, 2010, the directors appointed by Trailer, pursuant to their rights under the Investor Rights Agreement, Thomas J. Maloney, Michael J. Lyons, James G. Binch and Vineet Pruthi, submitted to the Issuer their resignations from the Board of Directors, which were effective immediately.
          The foregoing descriptions of the Purchase Agreement, the Warrant, the Investor Rights Agreement, the May 2010 Underwriting Agreement and the September 2010 Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.2, 99.3, 99.4, 99.6 and 99.8 hereto, respectively, and are incorporated by reference into this Item 4. The Reporting Persons are entitled to various rights under the Purchase Agreement, the Warrant, the Investor Rights Agreement, the May 2010 Underwriting Agreement and the September 2010 Underwriting Agreement and intend to exercise them as appropriate in their judgment.
          Each of the Reporting Persons acquired the Warrant, Preferred Shares and Common Stock for investment purposes.

CUSIP No.	929566107	Page	10	of	13
          Except as indicated herein, the Reporting Persons do not have any plan or proposal that relates to or would result in:
          (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) any material change in the present capitalization or dividend policy of the Issuer;
          (f) any other material change in the Issuer’s business or corporate structure;

CUSIP No.	929566107	Page	11	of	13
          (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) any action similar to any of those enumerated above.
          Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) (i) Prior to the Warrant Sale, Trailer was deemed to directly beneficially own 9,362,581 shares of Common Stock, which represented approximately 13.8% of the Common Stock of the Issuer as of the date of the Warrant Sale. This percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and is based upon 58,503,114 shares of common stock outstanding as of June 30, 2010, as disclosed in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933 on September 14, 2010, and takes into account the issuance of the 9,362,581 shares of common stock issuable upon exercise of the Warrant described herein. Following completion of the Warrant Sale, Trailer will no longer own any shares of Common Stock of the Issuer.
          (ii) LEF III is the sole member of Trailer and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (iii) LEP III is the general partner of LEF III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (iv) Equity III is the general partner of LEP III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (v) Mr. Maloney holds a majority of the voting power of Equity III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (b) As a result of the relationships described herein, each of the Reporting Persons may have been deemed to be a beneficial owner of the Warrant Shares, and as a result each of the Reporting Persons may have been deemed to have sole voting and dispositive power over the Warrant Shares previously owned by Trailer.

CUSIP No.	929566107	Page	12	of	13
          The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities of the Issuer other than the securities stated herein to be beneficially owned by such Reporting Person.
          (c) Other than as described herein, no transactions in the Common Stock of the Issuer were effected during the past sixty days. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.
          (d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety as follows:
Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The information set forth in Item 4 hereof, together with the text of the Purchase Agreement, the Investor Rights Agreement, the May 2010 Underwriting Agreement and the September 2010 Underwriting Agreement which are filed as Exhibits 99.3, 99.4, 99.6 and 99.8 hereto, is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits
           Item 7 is hereby amended or supplemented by the addition of the following:

CUSIP No.	929566107	Page	13	of	13
EXHIBIT INDEX

Exhibit
Number	Description

99.7	Joint Filing Agreement by and between Trailer Investments, LLC, Lincolnshire Equity Fund III, L.P., Lincolnshire Equity Partners III, L.P., Lincolnshire Equity III, LLC and Thomas J. Maloney, dated as of September 22, 2010.

99.8	Underwriting Agreement, dated as of September 13, 2010, by and among Trailer Investments, LLC, Wabash National Corporation and Morgan Stanley & Co. Incorporated.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 22, 2010

TRAILER INVESTMENTS, LLC
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	President

LINCOLNSHIRE EQUITY FUND III, L.P. By: Lincolnshire Equity Partners III, L.P. Its: General Partner By: Lincolnshire Equity III, LLC Its: General Partner
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

LINCOLNSHIRE EQUITY PARTNERS III, L.P. By: Lincolnshire Equity III, LLC Its: General Partner
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

LINCOLNSHIRE EQUITY III, LLC
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

/s/ Thomas J. Maloney
Thomas J. Maloney

EXHIBIT INDEX

Exhibit
Number	Description

99.7	Joint Filing Agreement by and between Trailer Investments, LLC, Lincolnshire Equity Fund III, L.P., Lincolnshire Equity Partners III, L.P., Lincolnshire Equity III, LLC and Thomas J. Maloney, dated as of September 22, 2010.

99.8	Underwriting Agreement, dated as of September 13, 2010, by and among Trailer Investments, LLC, Wabash National Corporation and Morgan Stanley & Co. Incorporated.